UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description $5M Subscription Facility & Share Issuance dated 30 March 2026

Press Release

March 30, 2026

Argo Blockchain plc

"Argo" or "the Company"

Argo Raises $2.5 Million Under New Subscription Facility

Argo Blockchain plc (NASDAQ: ARBK) is pleased to announce that, on March 26, 2026, it entered into a subscription facility agreement (the "Agreement") with its controlling shareholder, Growler Mining Tuscaloosa, LLC ("Growler"), providing the Company with access to a subscription facility of up to $5,000,000 (the "Facility"). The Company has received $2,500,000 in initial proceeds pursuant to the Agreement.

Background and Rationale

The Facility provides the Company with access to capital to support its operations and working capital requirements. The proceeds will also support the Company's evaluation of opportunities in high-performance computing (HPC) and artificial-intelligence data center infrastructure as the Company continues to develop its strategic direction.

Commenting on the transaction, Justin Nolan, Chief Executive Officer of Argo, said:

"The $2.5 million capital raise marks an important step for Argo as we continue to build our business and evaluate compelling opportunities in data center infrastructure for high-performance computing and artificial intelligence. Growler's continued support - both through this initial draw and the option for an additional $2.5 million - underscores their strong conviction in our strategy and positions us well for the period ahead."

Key Terms of the Facility

●     Facility size: Up to $5,000,000 in aggregate (of which $2,500,000 has been drawn under the Initial Tranche, leaving up to $2,500,000 remaining available).

●     Floor price: $1.00 per ADS (subject to adjustment for any stock split, consolidation, or similar event).

●     Drawdown size: $500,000 minimum and $1,000,000 maximum per drawdown notice, unless otherwise agreed by the Subscriber in writing.

●     Notice period: 10 Trading Days' prior written notice per drawdown (which Growler may waive in writing).

●     Term: Available until the earlier of: (i) the date the full $5,000,000 has been drawn; or (ii) March 26, 2027 (or such later date as agreed in writing).

●     Subscription price: 100% of the average Nasdaq Official Closing Price of Argo's ADSs over the five (5) Trading Days for the week of March 16-20, 2026. No discount applies.

●     Registration rights: The Company will use reasonable endeavors to file a resale registration statement on Form F-3 within 45 days of the Agreement date.

●     Drawdown conditions: Each drawdown requires: (i) unanimous board approval; (ii) auditor confirmation supporting a going-concern opinion in the relevant accounts; and (iii) representations and warranties true and correct in all material respects.

●     Governing law: Alabama law, with certain provisions (relating to the Company's incorporation and affairs) governed by the laws of England and Wales.

Initial Drawdown

Simultaneously with the execution of the Agreement, the Company delivered Drawdown Notice No. 1 to Growler requesting an initial tranche of $2,500,000 (the "Initial Tranche"), in respect of which Growler waived the standard notice period and the maximum per drawdown notice. The subscription price for the Initial Tranche is $2.948 per ADS (100% of the five-day average Nasdaq Official Closing Price for the week of March 16-20, 2026: $3.03 on March 16, $3.01 on March 17, $2.89 on March 18, $2.90 on March 19, and $2.91 on March 20, 2026). At this price, 847,693 new ADSs (representing 1,831,016,880 new ordinary shares) will be allotted and issued to Growler. The Company has received the $2,500,000 proceeds from the Initial Tranche.

True-Up Conversion

The Agreement also provides for the conversion into new ordinary shares of prior payments totaling US$1,259,297.68 made by or on behalf of Growler to or for the account of the Company (the "True-Up Payments"). The True-Up Payments will be converted at the same subscription price as the Initial Tranche ($2.948 per ADS), resulting in the allotment and issue of 427,170 new ADSs (representing 922,687,200 new ordinary shares) to Growler.

Share Capital

In aggregate, 2,753,704,080 new ordinary shares (representing 1,274,863 new ADSs) will be allotted and issued to Growler, comprising 1,831,016,880 ordinary shares (847,693 ADSs) under the Initial Tranche and 922,687,200 ordinary shares (427,170 ADSs) under the True-Up Conversion. Prior to these allotments, Growler held approximately 87.50% of the Company's issued ordinary share capital. Following allotment of all new ordinary shares, and assuming no other changes to the Company's issued share capital, Growler will hold approximately 28,004,168,880 ordinary shares, representing approximately 88.59% of the enlarged issued ordinary share capital of 31,611,377,242 ordinary shares.

The Agreement contains an exchange cap (the "Exchange Cap") limiting the aggregate number of new ordinary shares issuable under the Facility to 19.99% of the ordinary shares outstanding as of the effective date of the Agreement (being approximately 5,768,648,865 ordinary shares, equivalent to approximately 2,670,670 ADSs), unless shareholder approval is obtained.

About Argo

Argo Blockchain plc (NASDAQ: ARBK) is a blockchain technology company focused on large-scale cryptocurrency mining and related digital infrastructure, with operations in North America predominantly powered by renewable energy. The Company is actively evaluating opportunities in high-performance computing and artificial-intelligence data center infrastructure. For more information, visit www.argoblockchain.com.

Contacts:

Argo Blockchain plc

ir@argoblockchain.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 March, 2026	ARGO BLOCKCHAIN PLC By: /s/ Justin Nolan Name: Justin Nolan Title: Chief Executive Office